BELFLEUR, INC.

16125 SHAWBROOKE ROAD, SW

CALGARY, AB T4Y 3B3

403.256.6730  403.266.3302 FAX

July 2, 2004

Securities and Exchange Commission

Small Business Division

Washington, DC

Attention:  John Reynolds, Assistant Director

        Re:    Request for Withdrawal of Belfleur, Inc.

                  SEC  File # 000-33057

Dear Mr. Reynolds:

    The undersigned, Lance R. Larsen, the President of  Belfleur, Inc. (the "Registrant") hereby requests withdrawal of the Form SB-2 Registration Statement of Registrant as filed on September 29, 2000.

.

This request is made pursuant to Rule 477 of Regulation C.

    This request for withdrawal is being made because the Registrant's business  plan is no longer feasible and Registrant may be considered a "blank check" company subject to Rule 419.

    No securities of Registrant have been offered or sold in connection with this offering.

Belfleur, Inc.("Registrant")

/s/ Lance R. Larsen

     Lance R. Larsen, President

Pursuant to Rule 478 (c)